3 May 2002

02 MAY 22 AM 10:

02034357

pearson.com

Pearson plc

Submission Pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934 - File number: 82-4019

Dear Sirs

On behalf of Pearson plc, a company duly organised under the laws of England and Wales (the "Company"), I am furnishing the following information pursuant to Rule 12g3-2(b) (1) (iii) under the United States Securities Exchange Act of 1934 (the "Act") in order to maintain the Company's exemption from the reporting requirements of Section 12 (g) of the Act available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder:

1. Twelve Forms G88(2) - Return of Allotments of Shares

2. Press Releases –
   - *NCS Pearson releases newest version of internet……..*
   - *Carl Dennis wins Pulitzer prize for poetry……*
   - *Pearson Broadband and Millimages finalise…….*
   - *Acquisition of DDC publishing expands……*
   - *Penguin announces outright purchase of Rough Guides*
   - *FT appoints editor of……….*
   - *Gary Rhodes moves to Penguin…….*
   - *AGM: Trading update and board appointments….*
   - *Recoletos Results….*
   - *FT.com to launch improved website ….*
   - *FT, Common purpose and NTL launch….*

SUPPL

PROCESSED
JUN 0 6 2002
THOMSON FINANCIAL P

3. Two Ordinary Resolutions
4. Two Special Resolutions
5. Two Stock Exchange Announcements Nos. 780872 & 612375

Any questions concerning this submission may be directed to me at the address and telephone number above.

Please acknowledge receipt of this letter by stamping and returning the enclosed duplicate of this letter to me in the enclosed self-addressed stamped envelope.

Very truly yours

C. Abraham

dlw 5/29

p.p. Julia Casson
Company Secretary

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Office of International Corporate Finance
Division of Corporation Finance
Mail Stop 3-9

H:\AbrahamC\CA\ADR.SEC.doc

PRESS RELEASES

NCS PEARSON RELEASES NEWEST VERSION OF INTERNET TEST DELIVERY SYSTEM

05-04-2002

eMeasurement™ Services Offers Expanded Features and Capabilities

NCS Pearson today announced the release of the newest version of eMeasurement™ Services, its suite of tools for the secure delivery and reporting of student assessments via the Internet. This version incorporates many functions and features to enhance the test taking experience for both students and their teachers.

Students now have access to eTools™, a set of online testing aids that includes a compass, straight edge, calculator, and protractor, that are used when taking a test. Using eTools, students can answer test questions that require their use directly online. eTools also includes a Periodic Table of the Elements and tools to help students use test-taking strategies, including a highlighter and a tool that allows students to mark through those answer choices they do not wish to consider.

Navigation throughout all components of eMeasurement Services has been enhanced, making the system easier to use and it offers expanded capabilities to assign specific test forms, or versions, to individual students. This will allow improved sampling of student responses across multiple versions of a test as well as making it possible to assign different test forms to students to better preserve the security of test questions by controlling their exposure.

The new version of eMeasurement Services provides comprehensive tutorials to acquaint students and educators with the system. These tutorials can be used online or downloaded to the user's computer and used as often as needed.

Students and teachers in Virginia used this version of eMeasurement Services during the comparability study that was recently conducted as part of the state's Standards of Learning web-based assessments testing program. During the comparability study, the first official student scores from web-based tests were recorded within the state's testing program.

"Test administrators and teachers in the schools that participated in the study found the technology reliable and easy to use," said Lan Neugent, assistant superintendent for technology at the Virginia Department of Education. "The students were enthusiastic and did very well. Virginia students are comfortable with technology and see the benefits of online testing."

"Computer technologies and the Internet will allow us to deliver tests and their results more quickly and efficiently. NCS Pearson continually refines and expands the services we offer our customers. It is important that the online testing experience be easy and enjoyable for both students and teachers." said Steve Kromer, vice president, Measurement Services, NCS Pearson.

Educators in New Jersey also are currently using the system to access disaggregated score reports for the Elementary School Proficiency Assessments and the Grade Eight Proficiency Assessments.

Notes

About NCS Pearson

NCS Pearson is a global provider of applications, services and technologies for education, testing, assessment, government and complex data management. NCS Pearson operates as a business of Pearson Education, the world's largest integrated education company, which in turn is part of Pearson plc, the international media company.

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synopsis
by this author

Practical Gods

Carl Dennis: Author

Penguin | ISBN 0141002301 | $17.00 | 96 pages | Published Oct 01 2001
Book:Paperback


Practical Gods

Practical Gods is the eighth collection by Carl Dennis, a critically acclaimed poet and recent winner of one of the most prestigious poetry awards, the Ruth Lilly Prize. Carl Dennis has won acclaim for "wise, original, and often deeply moving" poems that "ease the reader out of accustomed modes of seeing and perceiving" **(The New York Times)**. Many of the poems in this new book involve an attempt to enter into dialogue with pagan and biblical perspectives, to throw light on ordinary experience through metaphor borrowed from religious myth and to translate religious myth into secular terms. While making no claims to put us in touch with some ultimate reality, these clear, precise, sensitive poems help us to pay homage to the everyday household gods that are easy to ignore, the gods that sustain life and make it rewarding.

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PRESS RELEASES

PEARSON BROADBAND AND MILLIMAGES FINALISE TELEVISION DEAL WITH BBC

15-04-2002

Best Selling Dorling Kindersley Title "The Way Things Work™" to be Broadcast by BBC Education

Pearson Broadband & Millimages today announced a deal with the BBC to televise one of Dorling Kindersley's most popular children's titles **The Way Things Work**. Pearson Broadband, part of Pearson, the international media company, and Millimages are the co-producers of the new television series.

The deal will enable BBC Education to air twenty six episodes of fifteen minutes on BBC2, both in morning and afternoon slots. The slots are timed to allow children to learn physics as part of their daily school timetable.

The Way Things Work tells the story of the inhabitants of *Mammoth Island*. The *islanders* work with *The Inventor* to improve their world through the construction of labour-saving devices built with the unwilling participation of *The Mammoths*. Children watching the show will learn about the many laws of physics, in a highly entertaining and fun way.

The series has been drawn from the original David Macaulay book, **The Way Things Work** that was first published in 1988 by Dorling Kindersley. Since then over 3 million copies have been sold worldwide, attracting readers of all ages. The new animated television series will hold similar appeal to a broad range of viewers in both the classroom and the home.

hMacaulay's highly imaginative and quirky illustrations set a standard for DK through the use of cross sections to explain the workings of everyday items. The book has become a staple publication for teachers and school libraries in the UK. Teachers use the book to support their core instruction in physics, using the illustrations to motivate pupils to discuss, for example, the concept of levers.

Educational elements within the book are mirrored in the television series with viewers being given the opportunity to discover the solutions to problems themselves through clues within each episode.

"David Macaulay's book was a breakthrough in helping children to understand the complexities of physics," said Simon Jollands, Director of Television at Pearson Broadband. "Bringing the book to life with the help of our co-producer, Millimages, allows us to further

build on this ground-breaking way of explaining difficult concepts to kids."

Jollands added "Pearson Broadband delivers content that makes learning entertaining and engaging, and **The Way Things Work** is a perfect example of this. Our deal with the BBC will allow young viewers across the whole of the UK to experience physics in a unique way."

"**The Way Things Work** is a modern classic that has inspired a generation of children," said Jonathan Peel, Chairman, Millimages. "Millimages and Pearson Broadband are adapting the work into a highly entertaining and informative animated television series which will illuminate the vital part physics plays in everyday life."

"BBC Education is very excited at being able to bring this entertaining and enjoyable series to our audience in and out of school. It will be a huge contribution to making physics accessible and interesting to young children" said Karen Johnson, Executive Editor, Children's Education at BBC Education

"It's particularly rewarding to see the BBC enthusiastically support an ambitious series that aims at teaching a very serious subject like physics, and make children laugh at the same time", said Anne Magnol, Head of Sales, Television at Pearson Broadband.

Production of **The Way Things Work** will be completed in early 2003.

Notes

About Pearson Broadband

Pearson Broadband is committed to discovering new and different ways to create, package and distribute relevant and accessible learning-related experiences. By developing high impact, entertaining television and broadband applications, Pearson Broadband invites individuals to participate in personalised learning, in both the home and classroom. From view to do, through TV to broadband and back again, Pearson Broadband continuously develops compelling and interactive ways to meet individual learning needs.

Pearson Broadband, part of Pearson, the international media company, has offices in London, Arizona, Beijing, Hong Kong and New York.

About Millimages

With offices in Paris and Los Angeles, London, Millimages is one of the foremost animation production companies in Europe producing high-quality animation series for television. Due to the content and high quality, their programmes have been bought by principle broadcasters worldwide. International sales account for more than two-thirds of the company's turnover. Millimages oversees the entire production process for its animated series. This is a major advantage that results in a high cost-effectiveness and enables control over the whole technical and artistic process. The majority

rights held by Millimages for its programme catalogue provide a long term, growing income, which is derived from television broadcasting,the video market and merchandising.

About BBC Education

Education has always been central to the BBC's purpose as a public service broadcaster. It currently provides 7 hours of educational television each day across the analogue and digital channels and publishes around 2000 books, videos and CDroms. BBC programmes are used in 90% of UK schools and, outside of the classroom, two thirds of children further their studies through its multi-media services.

Contact Information

Pearson Broadband:
Robin Gay
+44 20 7010 2907 (In London)
+44 776 423 2855 (In Cannes)
robin.gay@pearsonbroadband.com

assessments of software skills and resources that help educators and students master software applications.

Prentice Hall School has also entered into an exclusive agreement with DDC Training Services, Inc., under which DDC will offer training workshops for educators across the country, and the two companies will co-market their products. Workshops are available for MOUS (Microsoft Office Users Specialist) Certification, general computing, and Web programming. In addition, the two companies will provide the products and services that will enable schools to offer recognized technical certification exams to their students.

Prentice Hall School is committed to building on its existing offerings in the Career and Technology market. This is its second major acquisition this year, having acquired Interstate Publishers, Inc. – the leading developer of agriculture education materials – in January 2002.

Notes

About Pearson Education
With offices in 33 countries, Pearson Education is the world's leading education business. Its brands include Addison Wesley, Allyn & Bacon, Benjamin Cummings, Longman, Pearson Learning, Prentice Hall, NCS Pearson, and Scott Foresman. Pearson Education is the global leader in online learning with nearly 2,000 textbook companion Web sites, NCS Learn, the InformIT portal for technology professionals, and Pearson's Learning Network, the award-winning learning portal for parents, teachers, and children. Pearson Education is the global education business of Pearson (NYSE: PSO), the international media group. For more information, visit www.pearsoned.com.

About DDC Publishing, Inc.
DDC Publishing, Inc. is a recognized computer textbook publisher, focusing on high schools and post-secondary institutions. DDC Publishing offers more than 400 software and computer training products to a variety of markets. For more information, visit www.trainteachers.com.

FINANCIAL TIMES APPOINTS EDITOR OF CONTINENTAL EUROPEAN EDITION

18-04-2002

The Financial Times has announced today the appointment of Brian Groom as editor of the Continental European edition.

Groom, currently the FT's Political editor, will have responsibility for the European edition, both in print and online. He will take up the position in July. Groom replaces Lionel Barber who was appointed editor of the FT's US edition in March 2002.

Andrew Gowers, editor of the FT, said, "I am delighted to announce this appointment. Brian is an outstanding journalist who has extensive experience in covering political, social and economic issues. Brian worked on the launch of the European edition in 1979, and with his wide newspaper experience is brilliantly placed further to expand the FT's position as an essential read for business people across Europe."

Since the FT launched its European edition in 1979 circulation has grown to 155,000 copies a day. The FT's circulation has more than doubled over the last four years, and it is Europe's leading business daily*.

* Source - EBRS 2000

Notes

The Financial Times Group, one of the world's leading business information companies, aims to provide a broad range of business information and services to the growing audience of internationally minded business people. The FT Group includes:

1. The Financial Times, one of the world's leading business newspapers, which is recognised internationally for its authority, integrity and accuracy. Providing extensive news, comment and analysis, the newspaper is printed in 19 cities across the globe, has a daily circulation of over 500,000 and a readership of more than 1.8million people worldwide.

2. FT.com, the newspaper's internet partner, which combines agenda-setting editorial with relevant financial data and discussion groups, as well as a broad range of business tools including the largest search function on the internet. FT.com has more than 55 million monthly page views and over 2.7 million unique monthly visitors.

3. The FT Group's pan-European network of national business newspapers and online services including France's leading business newspaper and website, Les Echos and lesechos.fr, and Spain's leading business newspaper and website, Expansion and expansiondirecto.es. In February 2000, the FT launched a new German language newspaper, FT Deutschland, with a fully integrated online business news and data service.

4. Through FT Interactive Data, the FT Group is one of the world's leading sources of securities pricing and specialist financial information to global institutional, professional and individual investors. Its products include eSignal, an online realtime streaming quotation service for brokers and active traders.

5. FT Business which produces specialist information on the retail, personal and institutional finance industries. It publishes the UK's premier personal finance magazine, Investors Chronicle, and The Banker, Money Management and Financial Adviser for professional advisers.

6. The Financial Times Group also has a stake in a number of joint ventures, including;
    - FTSE International, a joint venture with the London Stock Exchange.
    - Vedomosti, Russia's leading business newspaper and a partnership venture with Dow Jones and Independent Media
    - A 50% stake in BDFM, publishers of South Africa's leading financial newspapers and websites.
    - A 50% stake in The Economist Group, which publishes the world's leading weekly business and current affairs journal.

The FT Group is part of Pearson (FTSE:PSON; NYSE: PSO) the international media company. Pearson's businesses include Penguin, the best-known brand in consumer publishing, and Pearson Education, the world's leading education company.

Contact Information

For further information, please contact Anoushka Healy/Alice Owen on 020 7873 3720/020 7873 3829.

Joanna Prior on 020 7010 3250 or email:
joanna.prior@penguin.co.uk

AGM: TRADING UPDATE AND BOARD APPOINTMENTS PRESS RELEASE

26-04-2002

At its annual general meeting later today, Pearson plc, the international media company, will provide an update on current trading and announce two new board appointments.

Trading update

In the first four months of the year, trading has been in line with the guidance we gave on March 4 at our 2001 results presentation. Although we generate most of our revenues and almost all of our profits in the second half of the year, the prospects of a significant recovery in adjusted earnings per share this year continue to be good. We are benefiting from lower operating costs in our internet enterprises and are on track to hit our breakeven targets. All our businesses are delivering strong competitive performances in their markets.

In US school publishing, we are performing well in our major state adoptions. The school software market remains sluggish, but our testing and assessment business continues to grow, helped by the fact that NCS Pearson, with its partner ETS, has been selected as the winning bid for a major testing contract in California. Our US college business has also made a good start to the year. In our US professional operations, we see little sign of recovery in corporate training or technology publishing, but we do expect strong revenue growth due to the new federal contracts we announced in March. Outside the US, technology publishing sales are, as expected, also down on the same period last year, but this is being largely offset by the strength of our school and college publishing in Asia.

Across the Financial Times group, advertising revenues are significantly lower than in the same period last year, but in line with our expectations. Our business newspapers will benefit this year from actions taken in 2001 to reduce operating costs. Interactive Data Corporation is on track for another year of good revenue and profit growth.

The Penguin group, including Dorling Kindersley, is also performing in line with expectations. Both Penguin Putnam and Penguin UK titles are featuring prominently on the bestseller lists, although, as we indicated in March, this year's release of new titles is more heavily weighted to the second half of the year.

Board appointments

John Makinson, Pearson finance director since March 1996 and chairman of the Penguin group since May last year, is to become Penguin's full-time chairman and CEO from June 1 this year. David Wan, president of the Penguin group, will leave the company in June to take up a new role as chief executive of Harvard Business School Publishing. Rona Fairhead, deputy finance director, will succeed John Makinson as finance director. Peter Jovanovich, chairman and CEO of Pearson's education operations, and Rona Fairhead will join the Pearson plc board on June 1.

Marjorie Scardino, chief executive of Pearson, said:

"We have made a good start to 2002 and, despite the difficult economic climate, we are confident we can produce good earnings growth this year. Over the past five years, we have reshaped Pearson into a company of first-rank businesses that belong together. With the appointments we are making today, we have the management team to make the most of the combination while continuing to operate each business at the top of its form.

"As finance director, John has been central to everything we've done at Pearson over the past five years. He will be every bit as effective in his new role. We recruited Rona with this day in mind. John is a tough act to follow but I believe that she is one of the few people who can do it. She is already leading the drive to improve our use of capital and helping us to achieve our performance goals. Peter Jovanovich has huge experience in the world of education. He has been crucial in our operating success and he'll now be a great asset to our board."

Notes

1. Pearson's AGM takes place today at the Queen Elizabeth II Conference Centre, Broad Sanctuary, London SW1P 3EE at 12 noon.

2. Video interviews with Marjorie Scardino, John Makinson and Rona Fairhead are now available at www.pearson.com.

3. Photographs of Pearson's directors are available for the media at www.newscast.co.uk.

4. **Rona Fairhead**

   Rona came to Pearson in October 2001 as deputy finance director and a member of the Pearson management committee. She joined Pearson from ICI, where she had worked since 1996, becoming executive vice president, group control and strategy (and a member of the executive committee) in 1998. Prior to joining ICI, she worked for Bombardier Inc for seven years in a number of finance, strategy and operational roles, including two years as CEO of Bombardier's UK aerospace services division. Rona, aged 40, has an MBA from Harvard Business School and, earlier in her career, worked at Bain & Co., the management consultancy.

5. **John Makinson**

   John became Pearson's finance director and joined its board in March 1996. From 1994 to 1996, he was managing director of the Financial Times, and prior to that he founded and managed the investor relations firm Makinson Cowell. From 1986 to 1989 he spent three years in New York as Vice Chairman of Saatchi and Saatchi's US operations. He started his career as a journalist with Reuters, before joining the Financial Times where he wrote and edited the Lex column. John, aged 47, was appointed chairman of the Penguin group in May 2001. He is also a non-executive director of George Weston Limited in Canada.

6. **Peter Jovanovich**

   Peter was appointed chairman and CEO of Pearson's education business in 1997. He has led the integrations of Simon & Schuster's educational publishing operations (in December 1998) and NCS (in September 2000) to create the world's largest education company. He began his career in publishing in 1972 as a college sales representative for Macmillan and in 1977 became head of its trade division. Peter, aged 53, joined Harcourt Brace Jovanovich in 1980, and succeeded his father as President and CEO in 1989. In 1992, he joined McGraw-Hill as CEO of its school publishing business and was appointed President of its Educational and Professional Group in 1995.

7. **The Pearson plc board (from June 1, 2002)**

Chairman: Dennis Stevenson Executive Directors: Marjorie Scardino, CEO; David Bell, chairman, Financial Times group and director for people; Rona Fairhead, finance director; Peter Jovanovich, chairman and CEO, Pearson Education; John Makinson, chairman and CEO, Penguin Group. Non-executive Directors: Terry Burns, Patrick Cescau, Reuben Mark, Vernon Sankey, Rana Talwar.

Except for the historical information contained herein, the matters discussed in this press release include forward-looking statements that involve risk and uncertainties that could cause actual results to differ materially from those predicted by such forward-looking statements. These risks and uncertainties include international, national and local conditions, as well as competition. They also include other risks detailed from time to time in the company's publicly-filed documents, including the company's Annual Report on form 20-F. The company undertakes no obligation to publicly update any forward looking statement, whether as a result of new information, future events or otherwise.

Further information

John Fallon/ Luke Swanson + 44 (0) 20 7010 2310

RECOLETOS
Investor Relations

FINANCIAL RESULTS
FIRST QUARTER OF 2002
RECOLETOS GRUPO DE COMUNICACIÓN S.A.

The consolidated financial results for the first quarter of 2002 reflect a tough comparison against a very strong first quarter of 2001 and difficult market conditions, with no signs of recovery in economic activity, financial markets or advertising.

Recoletos was able partially to offset declining revenues with a significant reduction in operating costs and continues to focus on profit protection measures.

Due to the deteriorating economic environment in Argentina, Recoletos has taken an additional non-cash Goodwill amortisation[1] charge of € 15.00 million relating to its Argentinean ventures (Sadei and Mind Opener). This is *included in the reporting line corresponding to* Extraordinary Results. The outstanding goodwill amounts to € 3.79 million.

The sale of our 1.86% stake in RTL to Bertelsmann, which was effective in January 2002, contributed to a strong increase in net profit.

To be more specific we highlight the following:

1. ***Consolidated Revenues*** *down (-16.0%) as* ***advertising and circulation revenues*** fell by 21.7% and 10.6% respectively.
2. **Direct Costs** and **Central Costs** fell significantly (-12.6% and –9.5% respectively) as a result of the cost cutting programme.
3. **EBITDA** on a consolidated basis decreased (-28.9%).
4. **Interest Income** includes capital gains of € 50.80 million from the sale of our stake in RTL.
5. The **Extraordinary Result**[2] includes non-cash goodwill amortisation charge of € 15.00 million relating to Argentinean ventures.
6. **Net Profit** € 31.28 million (vs. € 3.49 million in 1Q01).

[1] In 2001, Recoletos took an additional goodwill amortisation of € 5.41 million relating to the Argentinean ventures Sadei and Mind Opener
[2] In 2001 the Extraordinary Result included the additional goodwill amortisation of €5.41 million mentioned before

I. CONSOLIDATED PROFIT AND LOSS ACCOUNT

Table 1: Consolidated Profit and Loss Account

Million €	1Q2002	1Q2001	Var. %
Revenues	**51.90**	**61.76**	**(16.0)**
Direct Costs	41.19	47.11	(12.6)
Gross Profit	**10.71**	**14.65**	**(26.9)**
Central Costs	5.80	6.41	(9.5)
EBIT	**4.91**	**8.25**	**(40.4)**
Interest Income (Expense)	52.29	(0.07)	NA
Goodwill Amortisation	(2.91)	(3.02)	NA
Associated Undertakings	(1.02)	0.43	NA
Profit on Ordinary Activities	**53.27**	**5.58**	**854.0**
Extraordinary Results	(14.93)	0.39	NA
Profit before Taxes	**38.33**	**5.19**	**638.2**
Income Taxes	(7.06)	(1.71)	
Net Income before Minority Interests	**31.28**	**3.49**	**796.9**
Net Income after Minority Interest	**2.87**	**2.71**	**6.1**
Depreciation	**7.78**	**10.95**	**(28.9)**
EBITDA	**51.90**	**61.76**	**(16.0)**

Below we present the consolidated P&L excluding our operations in Argentina:

*Table 2: Consolidated Profit and Loss Account excluding Argentina**

Million €	1Q2002	1Q2001	Var. %
Revenues			
Advertising	20.88	25.56	(18.3)
Circulation	25.66	28.18	(8.9)
Others	4.60	5.46	(15.8)
Total Revenues	**51.14**	**59.19**	**(13.6)**
Direct Costs	39.38	42.47	(7.3)
Gross Profit	**11.76**	**16.72**	**(29.7)**
Central Costs	5.80	6.41	(9.5)
EBIT	**5.95**	**10.31**	**(42.3)**
Depreciation	2.81	2.64	6.3
EBITDA	**8.76**	**12.95**	**(32.4)**

**Excludes Sadei & Mind Opener*

II. MARGINS

The margins are as follows:

Table 3: Margins

Million €	1Q2002	1Q2001
Consolidated:		
Gross Profit / Revenues	20.6 %	23.7 %
EBITDA / Revenues	15.0 %	17.7 %
EBIT / Revenues	9.5 %	13.4 %
Consolidated without Argentina:		
Gross Profit / Revenues	23.0%	28.3%
EBITDA / Revenues	17.1%	21.9%
EBIT / Revenues	11.6%	17.4%

III. OPERATING REVENUES

Total Operating Revenues amount to € 51.90 million, falling by 16,0%.

a) The following table shows the consolidated operating revenues of Recoletos based on the source of income:

Table 4: Operating Revenues

Million €	1Q2002	1Q2001	Var. %
Advertising	21.36	27.28	(21.7)
Circulation	25.92	28.99	(10.6)
Other revenues	4.62	5.49	(15.9)
Total Revenues	**51.90**	**61.76**	**(16.0)**

Advertising revenues fell by 21.7% (down 18.3% excluding Argentina). The advertising downturn had the strongest impact on Business and Finance (-36.3%, -30.2% without Argentina), Sports (-15.6%) and Youth (-0.5%). Women's interest maintained advertising revenues at good level and Health starts showing a recovery (+1.9%).

Circulation revenues decreased by 10.6% due to lower sales of Marca and Expansion (-4.7% and -19.5% respectively). Excluding Argentina, circulation revenues at consolidated level decrease by 8.9%.

b) Regarding the evolution of revenues by content areas[3], Health (+3.1%) and Women´s interest (+1,4%) show satisfactory growth rates. Sports remains, with 57.5%, the largest contributor to group revenues.

[3] P&L accounts with regard to the several content areas are shown from Chapter VIII of this note.

Table 5: Revenues by content areas

Million €	1Q2002	% sobre total	1Q2001	Var. %
Sports	29.82	*57.5*	32.35	(7.8)
Business & Finance	13.56	*26.1*	20.15	(32.7)
Women's Interest	3.16	*6.1*	3.12	1.4
Medical	2.17	*4.2*	2.11	3.1
Youth	0.72	*1.4*	0.72	0.0
Others	2.47	*4.8*	3.32	(25.6)
Total Revenues	**51.90**	***100.0***	**61.76**	**(16.0)**

In Sports, advertising revenues (-15.6%) and circulation revenues (-4.3%) decreased. Copy sales of *Marca* fell by 4.7% to an average daily circulation of 353,918. In spite of the decrease in cumulative circulation, the trend in copy sales has reversed in the month of March, with a 3.4% increase in comparison with March 2001. The initial figures for the month of April show also increasing circulation, a month in which the daily newspaper has been re-launched with a new design and enhanced contents.

Revenues from Business and Finance declined by 32.7% due to lower advertising (-36.3%) and circulation revenues (-30.4%). Excluding Argentina, advertising revenues in Business and Finance decreased by 30.3% and circulation revenues by 24.5%. *Expansión* had an average daily circulation of 48,208 (-19.5%).

Women's Interest shows a more satisfactory performance. Advertising revenues were maintained and circulation revenues continued to grow (+4.4%), due to the excellent circulation performance of *Telva* magazine (+8.7%) reaching an average monthly circulation of 154,208.

Medical showed increasing advertising revenues (+1.9%), while Youth revenues were flat on 1Q01.

Revenues in General Information (Unedisa) increased by 1.4%. *El Mundo's* daily circulation was up 2.3% to 311,000.

IV. DIRECT COSTS

Consolidated Direct Costs decreased by 12.6% thanks to the cost cutting programme initiated in April 2001, with distribution costs down 22.3%, personnel costs down 20.5% and raw materials – mainly newsprint – down 18.6%.

Direct costs decreased significantly in Business and Finance (-27.0%) and Youth (-19.2%).

The breakdown of Direct Costs by content divisions is as follows:

Table 6: Direct Costs by content divisions

Million €	1Q2002	1Q2001	Var. %
Sports	20.51	20.74	(1.1)
Business and Finance	13.66	19.73	(27.0)
Women's interest	2.53	2.49	1.7
Medical	1.79	1.65	8.7
Youth	0.77	0.95	(19.2)
Others	1.93	2.55	(24.3)
Total Direct Costs	**41.19**	**47.11**	**(12.6)**

V. CENTRAL COSTS

Central costs decreased by 9.5% reaching € 5.80 million thanks to the cost cutting programme.

VI. GROSS PROFIT

Gross Profit by business areas show the following development:

Table 7: Gross Profit by business areas

Million €	1Q2002	1Q2001	Var. %
Sports	9.31	11.60	(19.8)
Business and Finance	(0.11)	1.43	(107.4)
Women's Interest	0.64	0.63	0.4
Medical	0.38	0.46	(17.0)
Youth	(0.05)	0.23	NA
Others	0.54	0.76	(28.9)
Total Gross Profit	**10.71**	**14.65**	**(26.9)**

Note: Gross Profit= Revenues less direct costs, it does not include Central Costs

Gross Profit falls by 26.9%. The key developments are:

- Declining Gross Profit in Sports due mainly to the fall in circulation revenues (which make 67% of the total revenues for this division).
- Significant worsening in Business and Finance as a result of the advertising downturn. Advertising revenues make 56% of the total revenues of this content division and have fallen by 36.3%.
- Improvement in Gross Profit in Women's Interest despite difficult market conditions.
- Worsening in Medical, due to the increase of direct costs associated with the launch of *Correo Farmacéutico.*
- Gross Profit in Youth has improved thanks to falling Direct Costs.

VII. NET PROFIT

Net Profit increases, reaching € 31.28 million, due to the following factors:
- Capital gains amounting to € 50.80 million obtained from the sale of Recoletos´ 1.86% stake in RTL.
- Additional amortisation of Goodwill, € 15.00 million, corresponding to our Argentinean subsidiaries, which is included in the reporting line of Extraordinary Results.

VIII. SPORTS

This business area shows a deterioration in Gross Profit due to falling circulation revenues.

Table 8: Results of the Sports Area

Million €	1Q2002	1Q2001	Var. %
Revenues			
Advertising	8.71	10.32	(15.6)
Circulation	20.81	21.74	(4.3)
Others	0.30	0.28	6.2
Total Revenues	**29.82**	**32.35**	**(7.8)**
Direct Costs	20.51	20.74	(1.1)
Gross Profit	**9.31**	**11.60**	**(19.8)**
Gross Profit / Revenues	**31.2%**	**35.9%**	

**Excluding Radio Marca and marca.com*

IX. BUSINESS AND FINANCE

In Business and Finance revenues have been hit by the advertising downturn and falling publications sales. Direct Costs were down 27%.

Table 9: Results of Business and Finance Area

Million €	1Q2002	1Q2001	Var. %
Revenues			
Advertising	7.61	11.95	(36.3)
Circulation	4.18	6.00	(30.4)
Other	1.77	2.20	(19.8)
Total Revenues	**13.56**	**20.15**	**(32.7)**
Direct Costs	13.66	18.73	(27.0)
Gross Profit	**(0.11)**	**1.43**	**(107.4)**
Gross Profit / Revenues	**(0.8%)**	**7.1%**	

**Excluding Expansión TV, Expansión y Empleo, Sadei & Mind Opener, Ganar.com and Expansióndirecto.com*

Table 10:Results of Business and Finance Area excluding Argentina

Million €	1Q2002	1Q2001	Var. %
Revenues			
Advertising	7.13	10.23	(30.3)
Circulation	3.92	5.19	(24.5)
Others	1.75	2.18	(19.7)
Total Revenues	**12.79**	**17.59**	**(27.3)**
Direct Costs	11.86	14.09	(15.8)
Gross Profit	**0.94**	**3.50**	**(73.2)**
Gross Profit / Revenues	7.3%	19.9%	

Excludes Sadei & Mind Opener

X. GENERAL INFORMATION, UNEDISA

At Unedisa (in which Recoletos owns a 30% stake) revenues increased but higher costs caused a deterioration in profitability. El Mundo increased copy sales by +2.3% reaching 311.000 average daily sales.

Table 11: Unedisa Results

Million €	1Q2002	1Q2001	Var. %
Revenues	**58.11**	**57.31**	**1.4**
Operating Costs	62.19	54.87	13.3
EBIT	**(4.08)**	**2.44**	**(267.0)**
Interest Income (expenses)	(0.57)	(0.22)	154.3
Goodwill Amortisation	*(0.04)*	*(0.12)*	*(65.4)*
Associated Undertakings	(0.94)	0.05	
Profit on Ordinary Activities	**(5.63)**	**2.15**	**(362.0)**
Extraordinary Results	0.00	0.00	
Profit before Taxes	**(5.63)**	**2.15**	**(362.0)**
Depreciation	2.60	2.66	(2.1)
EBITDA	**(1.48)**	**5.10**	**(129.0)**

XI. WOMEN´S INTEREST

Women's Interest has achieved revenue growth and maintained margins thanks to increasing *Telva* copy sales.

Table 12: Results of Women's Interest Area

Million €	1Q2002	1Q2001	Var. %
Revenues			
Advertising	2.20	2.20	0.0
Circulation	0.92	0.88	4.4
Others	0.05	0.04	24.8
Total Revenues	**3.16**	**3.12**	**1.4**
Direct Costs	2.53	2.49	1.7
Gross Profit	**0.64**	**0.63**	**0.4**
Gross Profit / Revenues	**20.1%**	**20.3%**	

**Excluding estarguapa.com*

XII. MEDICAL

This area has experienced an increase in advertising revenues and a reduction of margins.

Table 13: Results of Medical Area

Million €	1Q2002	1Q2001	Var. %
Revenues			
Advertising	2.12	2.08	1.9
Circulation	0.02	0.02	0.0
Other	0.03	0,00	
Total Revenues	**2.17**	**2.11**	**3.1**
Direct Costs	1.79	1.65	8.7
Gross Profit	**0.38**	**0.46**	**(17.0)**
Gross Profit / Revenues	**17.5%**	**21.8%**	

**Excludes Onda Salud y Diario Médico*

XIII. YOUTH

Stable advertising revenues and falling operating costs have caused an improvement in margins.

Table 14: Results of Youth Area

Million €	1Q2002	1Q2001	Var. %
Revenues			
Advertising	0.72	0.72	0.0
Circulation	0.00	0.00	
Total Revenues	**0.72**	**0.72**	**0.0**
Direct Costs	0.77	0.95	(19.2)
Gross Profit	**(0.05)**	**(0.23)**	**NA**
Gross Profit / Revenues	**(6.5%)**	**(31.8%)**	

**Excluding tuGUeb.com*

XIV. CASH-FLOW

Table 15: Cash-flow

Millions of €	1Q2002	1Q2001	Var. %
Net Income	**31.26**	**3.49**	**795.2**
Depreciation	2.87	2.71	6.1
Goodwill Amortisation	2.91	3.02	(3.6)
Extraord. Goodwill Amortisation Argentina	15.00	0.00	
Provisions with regard to fixed assets	0.48	0.00	
Other Adjustments	(49.86)	0.74	
Net Cash provided by Operating Activities	**2.67**	**9.96**	**(73.2)**
Change in Working Capital	13.17	(1.39)	
Net Capex	120.01	(5.41)	NA
Net Cash used in Investment Activities	**133.19**	**(6.80)**	**NA**
Equity Financing	0.00	(1.71)	
Net Debt Financing	0.00	0.00	
Dividend Payment	0.00	(10.52)	
Other changes in Shareholders' Equity	1.00	0.00	
Net Cash provided by Financing Activities	**1.00**	**(12.23)**	**(108.1)**
Net Increase in Cash and Cash Equivalents	**136.86**	**(9.07)**	**NA**

XV. CONSOLIDATED BALANCE SHEET

Table 16: Consolidated Balance Sheet

Million €	2002 March	2001 December
Fixed Assets:	118.06	192.60
- Tangible Assets	59.25	58.76
- Intangible Assets	4.46	4.71
- Financial Investments	54.35	129.13
Goodwill on Amortisation	21.08	39.00
Accounts receivable	47.67	48.18
Stocks	6.10	8.87
Cash and Cash Equivalents	214.15	77.30
Other Assets	2.38	2.13
Total Assets	**409.45**	**368.08**
Shareholders Equity	328.64	296.38
Minority Shareholders	1.02	1.02
Provisions	10.43	11.46
Long-term Liabilities	3.78	3.78
Short-term Liabilities	65.58	55.44
Total Debts	**409.45**	**368.08**

02 MAY 22 AM 10: 1

XVI. OTHER RELEVANT ISSUES

Recoletos agreed on December 24th 2001 to sell to Bertelsmann AG its 1.86% stake in RTL. The sale, valued at 126.9 million Euros including capital gains of 50,8 million Euros, was completed January 2002.

XVII. OPERATIONAL FIGURES

OPERATING MAGNITUDES	1Q2002	1Q2001	%Var.
SPORTS			
Accumulated Marca copy sales	353,918	371,381	(4.7)
Accumulated Golf Digest copy sales	14,073	13,275	6.0
March page views of marca.com (´000)	97,039	61,550	57.7
BUSINESS AND FINANCE			
Accumulative Expansión copy sales	48,208	59,878	(19.5)
Accumulative Actualidad Económica copy sales	20,685	22,198	(6.8)
Accumulative ganar.Com copy sales	7,913	11,862	(33.3)
March page views of Expansióndirecto.com (´000)	18,830	20,202	(6.8)
March page views Expansiónyempleo.com (´000)	1,642	1,659	(1.0)
March page views ganar.com (´000)	1,249	1,183	5.6
GENERAL INFORMATION			
El Mundo. accumulated copy sales	311,000	304,000	2.3
March page views El Mundo (´000)	106,100	60,100	76.5
WOMEN´S INTEREST			
Accumulative. Copy sales Telva	154,208	141,871	8.7
March page views estarguapa.com (´000)	3,084	1,788	72.5
MEDICAL AND YOUTH			
March page views diario medico.com (´000)	1,973	2,302	(14.3)
March page views tuGueb.com (´000)	1,716	936	83.3

PRESS RELEASES

FT.COM TO LAUNCH IMPROVED WEBSITE WITH NEW CONTENT AND SERVICES FOR USERS, SUBSCRIBERS AND ADVERTISERS

30-04-2002

Majority of content remains free
New subscription services from 20p per day
Improved proposition for advertisers

London, 30 April 2002, FT.com today announced details of an improved website with new content, data, tools, navigation and services, and new subscription packages for its 2.7 million monthly unique users. The new site will go live in May.

The majority of FT.com, including the latest news and data will remain free. For the first time, subscriptions will be required to obtain access to some of FT.com's most valuable services. New innovative services – including a preview of key pages of the FT newspaper the night before publication, a powerful new search tool and in-depth information on 18,000 companies – will form part of the 'paid for' subscription packages.

Andrew Gowers, Editor of the Financial Times commented:

"FT.com is already a wonderful source of news, analysis and background information. That is why we have 2.7 million unique users, making us the most popular audited business website in the world. The upgrade we will unveil next month will make our site even better.

"All of our users will benefit from a redesign aimed at clarifying the structure of our site, making FT.com simpler and faster to navigate. At the same time, we will begin charging for some of the most valuable parts of our site, including new features such as Lex live notes written and published online during the day. Since I became editor six months ago, I have lost count of the number of times business leaders have praised FT.com, but, in the next breath, asked me why on earth we don't charge for at least part of our excellent online offering. Shortly, we will begin doing precisely that."

Latest news, data, tools and seven-day archive remain free to users.

The majority of the content and services that have made FT.com the world's most popular audited business website will remain free

These include:

- Latest news and data;
- Selections from the week's analysis and comment, including one Lex comment per day;
- Interactive share charting and portfolio management tools;
- Daily news by email;
- Searchable 7 day archive from the FT and FT.com;
- Company reports and analyst recommendations;
- Real-time news for the private investor from FT Investor;
- Personal finance news and services from FT YourMoney;
- Interactive data on past performance, charges and risk profiles of 17,000 funds from FT FundRatings;
- Careers advice and services from FTCareerPoint.

Subscription packages provide powerful business analysis, research and intelligence services

Two levels of subscriptions will be available to FT.com users.

Level 1 costs £75 per annum, and will include;

- All FT journalism – including full access to the Lex column, including Lex Live with 2 notes posted on the site by 1pm (GMT)
- The FT archive – 5 years of FT news and features;
- Power Search – fast, intelligent information

retrieval;

- FT Surveys - in depth reports on countries, industries, markets and trends;

- Industry insight – briefings on your choice of industries, including news by e-mail;

- View print edition – online access to key pages from the FT newspaper, including a view of the front page the night before publication;

- The Personal Office organising system;

Level 2 will cost £ 200 per annum, and also includes two new professional standard research and monitoring tools;

- World Company Financials – in depth information and financial data on 18,000 listed companies across 55 countries;

- World Press Monitor & Archive – fast access to 12 million articles from over 500 of the world's top media sources;

The upgraded website will offer advertisers new precision targeting opportunities. Advertisers can now target users in a variety of highly specific ways, including by geography, editorial content, industry, and demographics. New rich media formats are now also available for advertisers.

Zach Leonard, Chief Operating Officer at FT.com commented:

"The business model for online news and data used to be built around either advertising or subscription revenues. Our business model combines the best of both approaches.

"We've committed that FT.com will break even by the end of this year, and it will – even without the benefits of the additional revenues that our new subscription services will generate. We think they could account for up to 10% of FT.com's total revenues this year and go on to be a meaningful part of our mix of advertising, ecommerce, syndication and subscription revenues."

Introductory discount offers will be available at launch to FT.com users and subscribers to the Financial Times newspaper.

According to the latest ABCe audit, FT.com attracts 55 million monthly page views and has 2.7 million

monthly unique users. 46 % of FT.com's users are based in the UK, with 25 % in the US, 15 % in Continental Europe, 8 % in Asia Pacific and 6% from the rest of the world.

Notes

1. The new FT.com is scheduled for launch in May. The launch date will be announced shortly. A tour of the new site and its subscription services is currently available at: www.ft.com/sitetour.

2. FT.com has 2.7 million unique monthly users and 55 million monthly page views. In 2001, FT.com's losses accounted for approximately half of the FT Group's internet losses of £60 million. FT.com is expected to break even by the end of this year.

Contact

Joanna Manning-Cooper: 0207 873 4447
Anoushka Healy: 0207 873 3720

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FINANCIAL TIMES, COMMON PURPOSE AND NTL LAUNCH UK CAMPAIGN FOR ACTIVE CITIZENSHIP

01-05-2002

Just Do Something: Turning the UK onto Active Citizenship

Today sees the launch of Just Do Something - a new, national campaign and website with the aim of encouraging more people to take an active lead in public life.

Supported by educational organisation, Common Purpose, NTL, the UK's leading broadband services company, and the Financial Times, Just Do Something has created the UK's first online database of public appointments and charity trusteeships. The website also boasts a unique self-assessment section that ensures users can clarify their own thoughts on personal qualities, skills and experience, and subsequently find the right opportunity.

Just Do Something launches with an impressive 14,000 board level opportunities available within organisations ranging from Oxfam and the Magistrate's Association, to the Cabinet Office and the Department of Health. And this is just the beginning - the database is growing every week. The website can be found at www.justdosomething.net and is also carried by the UK's leading media groups including BBC, ntlworld.com, FT.com, The Voice, and is linked to some of the largest online communities such as clickwalla.com, yourable.com, gay.com and jewish.co.uk.

The need for Just Do Something is real. In a poll out today, over 50% of respondents admitted that they had considered taking part in public life, but simply did not know how. The poll, run on ntlworld, also revealed that more than two thirds believe "it's who you know, not what you know", as 67% voted that charity trusteeships and public appointments were most commonly filled via personal connections, not by independent application.

Public bodies and charities clearly need leaders – there are over 36,000 public appointments in the UK and more than 100,000 charities currently seeking trustees.

Julia Middleton, CEO of Common Purpose said: "There are two forces missing each other in the dark – leaders who want to do something and public bodies who need leaders. The result is both lost opportunities and wasted talent. Twelve years of Common Purpose shows us each day how much leaders want to do something to use their experience and knowledge for the public good. Their challenge is finding out what the options are, deciding where best to put their energies and avoiding falling in to the wrong role. Just Do Something will open up this world to a wider and more diverse range people - to leaders of all ages, backgrounds and sectors."

Stephen Carter, Managing Director of NTL, said: "We're delighted to support the development of Just Do Something. The website is all about empowering people, and this is something that NTL has always believed in. The Internet has revolutionised our world, influencing and creating opportunities within every aspect of our lives. Just Do Something is internet communication at its best; it will be a network of networks, enabling a diverse range of people to influence the agenda within the public and voluntary sectors."

The original idea for Just Do Something came from the Financial Times, which has developed the project along with NTL and Common Purpose. James Harding, Media Editor of the Financial Times commented: "We talk to business leaders every day, and knew they had a desire to play a stronger role in public life. We thought the creation of an on-line database of opportunities in public life, which was both quick and simple to access, would be a big step towards encouraging that involvement. We will be using the communications platforms of the Financial Times and FT.com to stimulate debate amongst business leaders about the role they can play in public life, and are delighted that other leading media organisations, including NTL and the BBC are also involved. We hope many others will join to help drive people to find out more about these opportunities."

Rt. Hon Tessa Jowell MP, Secretary of State for Culture, Media & Sport, said: "I am pleased to be able to endorse the aims of Just Do Something and in particular the emphasis placed on citizens planning for their careers. All too often people find themselves wanting to get involved but are not sure how to go about it. The Just Do Something web site will become the first point of contact for

many people who are willing to give their time, expertise and skills. I am delighted that my department and many others besides are among the 40 plus providers contributing to this very valuable initiative, made possible by Common Purpose, NTL and the FT. Continued support for our public bodies is essential if they are to thrive and reflect a modern Britain".

Action:

If you would like to Just Do Something, visit wwww.justdosomething.net and register your interest today.

If you would like to post your opportunities on Just Do Something, or if you would like to host Just Do Something on your web site or intranet, please contact Nick Stannah via email at NickS@commonpurpose.org.uk.

Notes to Editors

Just Do Something has been developed by Common Purpose in association with the Financial Times and NTL.

Research conducted on ntlworld.com with 1,032 people, April 2002.

Common Purpose

Just Do Something is published by Common Purpose. Common Purpose is an independent organisation that connects a growing network of leaders with the information and inspiration they need to change the world. Common Purpose believes that for a democracy to be strong, it needs an active civil society. Common Purpose's vision is to improve the way society works by increasing the number of informed and engaged individuals who are actively involved in the future of the areas in which they live and work.

The Financial Times

- The Financial Times, one of the world's leading business newspapers, is recognised internationally for its authority, integrity and accuracy. Providing extensive news, comment and analysis, the newspaper is printed in 18 cities across the globe, has a daily circulation of over 500,000 and a readership of more than 1.6 million people worldwide.

- FT.com, the newspaper's internet partner,

combines agenda-setting editorial with relevant financial data and discussion groups, as well as a broad range of business tools including the largest search function on the internet. FT.com is the world's most popular audited business website, with 2.7 million unique users and over 55 million monthly page views

NTL

- Just Do Something has been made possible thanks to the support of NTL, the UK's leading broadband services company, which has committed time, know-how and people to the project.

- NTL offers a wide range of communications services to homes and business customers throughout the UK, Ireland, Switzerland, France, Germany and Sweden. Over 20 million homes are located within the NTL's group franchise areas, covering major European cities including London, Paris, Frankfurt, Zurich, Stockholm, Geneva, Dublin, Manchester and Glasgow. NTL and its affiliates collectively serve over 8.5 million residential cable telephony and Internet customers.

- In the UK, over 11 million homes are located within NTL's fibre-optic broadband network, which covers nearly 50% of the UK including, London, Manchester, Nottingham, Oxford, Cambridge, Cardiff, Glasgow and Belfast. NTL Home now serves around 3 million residential customers.

Contacts

Common Purpose: Nick Stannah, 020 7608 8148

NTL: Justine Parrish, 0207 909 2114

The Financial Times: Joanna Manning-Cooper, 020 7873 4447

80 STRAND
LONDON WC2R 0RL
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26 April 2002

Financial Services Authority
FAO: UK Listing Authority
Document Disclosure
25 The North Colonnade
Canary Wharf
London
E14 5HS

Dear Sirs

Please find enclosed two copies of two ordinary resolutions and two special resolutions which were passed today at the Annual General Meeting of Pearson plc.

Yours faithfully
PEARSON plc

Stephen Jones
Assistant Company Secretary

cc Luke Swanson

SAJ/DC

Company Number 53723

02 [illegible] 22

THE COMPANIES ACT 1985

COMPANY LIMITED BY SHARES

Pearson plc

At the Annual General Meeting of the above-named Company, duly convened and held at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE on Friday, 26 April 2002 the following Ordinary resolution was passed:

ORDINARY RESOLUTION

THAT the authorised ordinary share capital of the Company of £292,500,000 is hereby increased by £1,000,000 to £293,500,000 by the creation of 4,000,000 ordinary shares of 25p each.

....
Secretary

Company Number 53723

THE COMPANIES ACT 1985

COMPANY LIMITED BY SHARES

Pearson plc

At the Annual General Meeting of the above-named Company, duly convened and held at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE on Friday, 26 April 2002 the following Ordinary resolution was passed:

ORDINARY RESOLUTION

THAT, subject to the passing of resolution 10 set out in the Notice of Meeting dated 26 March 2002, the directors be and are hereby generally and unconditionally authorised to exercise all the powers of the Company to allot relevant securities (within the meaning of section 80 of the Companies Act 1985) up to an aggregate nominal amount of £66,720,000, such authority to expire no later than 25 April 2007, provided that:

(i) the Company may before such expiry make an offer or agreement which would or might require relevant securities to be allotted after such expiry and the board may allot relevant securities in pursuance of such offer or agreement as if the authority conferred hereby had not expired; and

(ii) the authority conferred on the directors shall be in substitution for the authority conferred on the directors pursuant to resolution 8 passed at the Annual General Meeting of the Company held on 27 April 2001.

.... [signature]
Secretary

Company Number 53723

THE COMPANIES ACT 1985

COMPANY LIMITED BY SHARES

Pearson plc

At the Annual General Meeting of the above-named Company, duly convened and held at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE on Friday, 26 April 2002 the following Special resolution was passed:

SPECIAL RESOLUTION

THAT, pursuant to article 9 of the Company's articles of association, the Company is hereby generally and unconditionally authorised to make market purchases (within the meaning of section 163(3) of the Companies Act 1985) of ordinary shares of 25p each in the capital of the Company provided that:

(i) the maximum number of ordinary shares hereby authorised to be purchased is 80,000,000;

(ii) the minimum price which may be paid for an ordinary share is 25p per share which amount shall be exclusive of expenses;

(iii) the maximum price which may be paid for an ordinary share is, in respect of an ordinary share contracted to be purchased on any day, an amount (exclusive of expenses) equal to 105% of the average of the middle market quotations for an ordinary share of the Company as derived from the London Stock Exchange Daily Official List for the five business days immediately preceding the day on which the ordinary share is purchased;

(iv) the authority hereby conferred shall expire on 25 July 2003, unless such authority is renewed on or prior to such date; and

(v) the Company may make a contract to purchase ordinary shares under the authority hereby conferred prior to the expiry of such authority which will or may be executed wholly or partly after the expiry of such authority and may make a purchase of ordinary shares in pursuance of any such contract as if the authority hereby conferred had not expired.

Julia Casson

Secretary

Company Number 53723

THE COMPANIES ACT 1985

COMPANY LIMITED BY SHARES

Pearson plc

At the Annual General Meeting of the above-named Company, duly convened and held at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE on Friday, 26 April 2002 the following Special resolution was passed:

SPECIAL RESOLUTION

THAT, the board be and is hereby empowered pursuant to section 95 of the Companies Act 1985 to allot equity securities (within the meaning of section 94 of the said Act) for cash pursuant to the authority conferred by resolution 9 in the Notice of Meeting dated 26 March 2002 (or, if resolution 9 is not passed or does not become unconditional, pursuant to the authority conferred by resolution 8 passed at the Annual General Meeting held on 27 April 2001), as if sub-section 89(1) of the said Act did not apply to any such allotment, provided that this power shall be limited:

(i) to the allotment of equity securities in connection with an offer or rights issue in favour of ordinary shareholders where the equity securities for which ordinary shareholders are respectively entitled to subscribe are proportionate (as nearly as may be) to the respective numbers of ordinary shares held by them, but subject to such exclusions or other arrangements as the board may deem necessary or expedient in relation to fractional entitlements or any legal or practical problems under the laws of any overseas territory or the requirements of any regulatory body or stock exchange; and

(ii) to the allotment (otherwise than pursuant to sub-paragraph i above) of equity securities up to an aggregate nominal value of £10,005,000;

and further, that this power shall expire no later than 25 April 2007, save that the Company may before such expiry make an offer or agreement which would or might require equity securities to be allotted after such expiry and the board may allot equity securities in pursuance of such offer or agreement as if the power conferred hereby had not expired.

Julia Casson

Secretary

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TELEPHONE +44 20 7010 2000
FACSIMILE +44 20 7010 6060
www.pearson.com

11 April 2002

Company Announcements Office
Primary Markets Division
The London Stock Exchange
The London Stock Exchange Tower
Old Broad Street
London EC2N 1HP

AVS Number: 780872

Dear Sirs

Pearson plc – Director's Declaration
Appointment of Patrick Cescau as Director – 1 April 2002

Further to our previous notification to the Company Announcements Office of the above, please find below information required by paragraph 16.4 of the Listing Rules:

16.4(a) **Other directorships in publicly quoted companies in the last 5 years:**

Unilever plc (current)
Unilever NV (current)

16.4(b) **Paragraph 6.F.2(b) to (g):**

I confirm that there are no details to be disclosed.

Yours faithfully

Julia Casson

Julia Casson
Company Secretary

c.c. John Fallon/Luke Swanson

80 STRAND
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WEB SITE www.pearson.com

2 April 2002

Company Announcements Office
The London Stock Exchange
Old Broad Street
London
EC2N 1HP

Dear Sirs

Non-Executive Directors' Share Purchase Plan

Please find below details of purchases of ordinary shares made on 2 April 2002 under the Non-Executive Directors' Share Purchase Plan:-

Name of Director	No. of Shares Purchased	Percentage of Issued Stock	Price per Share	Total Holding Following Notification	Total Percentage Following Notification
Lord Burns	168	0.000021%	888.20p	1,164	0.00015%
Reuben Mark	218	0.000027%	888.20p	11,170	0.00140%
Vernon Sankey	168	0.000021%	888.20p	1,153	0.00014%
Gurvirendra Talwar	708	0.000086%	888.20p	4,736	0.00059%

If there are any questions in connection with this matter, please do not hesitate to contact me.

Yours faithfully

Stephen Jones
Assistant Company Secretary

SAJ/DC

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LONDON WC2R ORL

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FACSIMILE +44 (0) 20 7010 6060
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22 April 2002

Company Announcements Office
The London Stock Exchange
Old Broad Street
London
EC2N 1HP

AVS No: 612375

Dear Sirs

Notification of change in interest in shares

We write in accordance with rule 9.12, under the continuing obligations section of the Listing Rules, to notify you that we have today received information that, pursuant to section 198 of the Companies Act 1985, the shareholding of The Capital Group Companies, Inc., which equals 64,670,136 shares, now represents 8.08% of the issued ordinary share capital of Pearson plc.

The registered holders of the shares are listed on the schedules attached to this fax.

Yours faithfully

Julia Casson

Julia Casson
Company Secretary

H:\MURPHYJ\Listing Announcements\3% Not 22 Apr 2002.doc

As of 18 April 2002

Pearson plc

	Number of Shares	Percent of Outstanding
The Capital Group Companies, Inc. ("CG") holdings	64,670,136	8.08%
Holdings by CG Management Companies and Funds:		
• Capital Guardian Trust Company	35,895,630.00	4.48%
• Capital International Limited	14,036,240.00	1.75%
• Capital International S.A.	2,676,315.00	0.33%
• Capital International, Inc.	4,444,679.00	0.56%
• Capital Research and Management Company	7,617,272.00	0.95%

Schedule A

Schedule of holdings in Pearson plc
As of 18 April 2002

Capital Guardian Trust Company

Registered Name	Local Shares
State Street Nominees Limited Canary Wharf 27th Floor, 1 Canada Square London E14 5AF	5,017,971
Bank of New York Nominees Bank of New York 3 Birchin Lane London EC3V 9BY	890,900
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD	14,331,483
BT Globenet Nominees Ltd. 1 Appold Street Broadgate London EC2A 2HE	283,000
Midland Bank plc 5 Laurence Poutney Hill EC4R 0E, United Kingdom	7,671,000
Deutsche Bank Mannheim	2,300
Bankers Trust 59 1/2 Southmark Street 2nd Floor London SEI 0HH	1,504,100
Barclays Bank Barclays Global Securities Services 8 Angel Court London EC2R 7HT	733,700

Citibank London 11 Old Jewry London EC2R 8D8 UK	562,386
Nortrust Nominees 155 Bishopsgate London EC2M 3XS United Kingdom	4,316,392
Royal Bank of Scotland Regents House, 42, Islington High St London N1 8XL UK	14,100
MSS Nominees Limited Midland Bank plc Mariner House, Pepys London EC3N 4DA	62,800
State Street Bank & Trust Co.	47,000
RBSTB Nominees Ltd. 67 Lombard St London EC3 3DL United Kingdom	3,100
Citibank NA Toronto	22,700
Deutsche Bank AG 23 Great Winchester Street London EC2P 2AX United Kingdom	5,100
HSBC Bank plc Securities Services, Mariner House Pepys Street London EC3N 4DA	14,000

ROY Nominees Limited 71N Queen Victoria Street London EC4V 4DE United Kingdom	55,000
Mellon Nominees (UK) Limited 150 Buchanan Street Glasgow G1 2DY United Kingdom	356,298
Clydesdale Bank plc	2,300
TOTAL	**35,895,630**

Registered Name	Local Shares
State Street Nominees Limited Canary Wharf 27th Floor, 1 Canada Square London E14 5AF	281,262
Bank of New York Nominees Bank of New York 3 Birchin Lane London EC3V 9BY	1,081,346
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD	3,229,126
Midland Bank plc 5 Laurence Poutney Hill EC4R 0E, United Kingdom	27,900
Bankers Trust 59 1/2 Southmark Street 2nd Floor London SEI 0HH	4,646,498
Citibank London 11 Old Jewry London EC2R 8D8 UK	81,327
Morgan Guaranty 83 Pall Mall London SW1Y 5ES UK	338,959
Nortrust Nominees 155 Bishopsgate London EC2M 3XS United Kingdom	2,063,920

Royal Bank of Scotland Regents House, 42, Islington High St London N1 8XL UK	8,100
MSS Nominees Limited Midland Bank plc Mariner House, Pepys London EC3N 4DA	33,600
State Street Bank & Trust Co.	265,000
Lloyds Bank Central Settlement Section Branches Stock Office 34 Threadneedle Street	25,300
Deutsche Bank AG 23 Great Winchester Street London EC2P 2AX United Kingdom	817,077
HSBC Bank plc Securities Services, Mariner House Pepys Street London EC3N 4DA	905,900
KAS UK Kass Associate P.O Box 178 1000 AD Amsterdam	13,025
Bank One London	195,000
Clydesdale Bank plc	22,900
TOTAL	**14,036,240**

Registered Name	Local Shares
State Street Nominees Limited Canary Wharf 27th Floor, 1 Canada Square London E14 5AF	107,536
Bank of New York Nominees Bank of New York 3 Birchin Lane London EC3V 9BY	69,727
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD	867,999
Credit Suisse London Branch 24 Bishopsgate London EC2n4BQ UK	20,000
Midland Bank plc 5 Laurence Poutney Hill EC4R 0E, United Kingdom	207,600
Barclays Bank Barclays Global Securities Services 8 Angel Court London EC2R 7HT	233,718
Citibank London 11 Old Jewry London EC2R 8D8 UK	8,800
Royal Bank of Scotland Regents House, 42, Islington High St London N1 8XL UK	761,718

State Street Bank & Trust Co.	27,000
National Westminster Bank	68,300
Lloyds Bank Central Settlement Section Branches Stock Office 34 Threadneedle Street	32,900
Vidacos Nominees Ltd. Citibank N.A. Lewisham House, 25 Molesworth St. London SE13 7EX	44,090
RBSTB Nominees Ltd. 67 Lombard St London EC3 3DL United Kingdom	33,327
Citibank NA Toronto	12,000
Deutsche Bank AG 23 Great Winchester Street London EC2P 2AX United Kingdom	120,700
HSBC Bank plc Securities Services, Mariner House Pepys Street London EC3N 4DA	60,900
TOTAL	**2,676,315**

Registered Name	Local Shares
State Street Nominees Limited Canary Wharf 27th Floor, 1 Canada Square London E14 5AF	1,402,915
Bank of New York Nominees Bank of New York 3 Birchin Lane London EC3V 9BY	203,426
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD	1,932,611
Midland Bank plc 5 Laurence Poutney Hill EC4R 0E, United Kingdom	73,500
Deutsche Bank Mannheim	25,000
Bankers Trust 59 1/2 Southmark Street 2nd Floor London SEI 0HH	8,800
Citibank London 11 Old Jewry London EC2R 8D8 UK	26,400
Nortrust Nominees 155 Bishopsgate London EC2M 3XS United Kingdom	473,800

State Street Bank & Trust Co.	194,500
Citibank	14,800
Citibank NA Toronto	14,800
Deutsche Bank AG 23 Great Winchester Street London EC2P 2AX United Kingdom	62,700
Chase Manhattan Nominee Ltd. Australia	11,427
TOTAL	**4,444,679**

Capital Research and Management Company

Registered Name		Local Shares
State Street Nominees Limited Canary Wharf 27th Floor, 1 Canada Square London E14 5AF		500,000
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD		7,117,272
	TOTAL	**7,617,272**

BOLD BLACK CAPITALS

88(2)

02 MAY 22 AM 10: 03

Return of Allotment of Shares

CHFPO83

Company Number 53723

Company name in full PEARSON PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	27	03	2002			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	180		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	6.867p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*

When you have completed and signed the form send it to the Registrar of Companies at:

Lloyds TSB Registrars, PO BOX 4083, Highdown House, Yeoman Way, WORTHING, West Sussex, BN99 3YY

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Cazenove Nominees Limited a/c ESOS (ID:142CN) Address: 12 Tokenhouse Yard London UK Postcode EC2R 7AN	Class of shares allotted: Ordinary	Number allotted: 100
Name: Address: UK Postcode	Class of shares allotted	Number allotted
Name: Address: UK Postcode	Class of shares allotted	Number allotted
Name: Address: UK Postcode	Class of shares allotted	Number allotted
Name: Address: UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] **Date** 2/5/02

A director / secretary / ~~administrator / administrative receiver / receiver manager~~ / receiver

Please delete as appropriate

Please give the name, address, Telephone number and, if available, a DX number and Exchange of the person Companies House should Contact if there is any query.

Lloyds TSB Registrars
The Causeway, Worthing, West Sussex. BN99 6DA
Esp/Ex C/VAL/4168 — Tel : 01903 833406
DX number — DX exchange

Pearson plc 80 Strand London WC2R 0RL
Telephone +44 (0) 20 7010 2310 • Facsimile +44 (0) 20 7010 6603
www.pearson.com

BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number	53723
Company name in full	PEARSON PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	27	03	2002			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	67		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	877.00p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Pearson Quest Limited Address 80 Strand London UK Postcode: WC2R 0RL	Class of shares allotted Ordinary	Number allotted 115
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed Jun Cesse **Date** 2/5/02

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager~~ / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Lloyds TSB Registrars
The Causeway Worthing West Sussex BN99 6DA
ESP/EXC/JN/4136
Tel 01903-833692
DX number DX exchange

Pearson plc 80 Strand London WC2R 0RL
Telephone +44 (0) 20 7010 2310 • Facsimile +44 (0) 20 7010 6603
www.pearson.com

BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	53723
Company name in full	PEARSON PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
Date	03	04	2002			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	ORDINARY
Number allotted	1,417		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	£6.872		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Corporate Nominee Ltd Address The Causeway Worthing West Sussex UK Postcode BN99 6DA	Class of shares allotted Ordinary	Number allotted 283
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] **Date** 2/5/02

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Lloyds TSB Registrars
The Causeway Worthing BN99 6DA
ESP ExC/JN/4136 ~~Pearson plc 80 Strand London WC2R 0RL~~
Telephone +44 (0) 20 7010 2310 • Facsimile +44 (0) 20 7010 6603 Tel 01903 833892
DX number www.pearson.com DX exchange

BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number: 53723

Company name in full: PEARSON PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If s``res were allotted on one date ent. that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
Date	20	03	2002			

Class of shares *(ordinary or preference etc)*	**ORDINARY**		
Number allotted	3,810		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	882.00p		

Lis *the names and addresses of the allottees and the number of shares allotted to each overleaf***

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Pearson Quest Limited Address 80 Strand London UK Postcode: WC2R 0RL	Class of shares allotted Ordinary	Number allotted 172
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed [signature] **Date** 30/4/02.

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Lloyds TSB Registrars
The Causeway Worthing West Sussex BN99 6DA
ESP/EXC/JN/4039
Tel 01903-833406
DX number DX exchange

BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 53723

Company name in full PEARSON PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
	10	04	2002			

Class of shares *(ordinary or preference etc)*	**ORDINARY**		
Number allotted	1,324		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	856p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Shareholder details	Shares and share class allotted	
Name: Cazenove Nominees Limited a/c ESOS (ID:142CN) Address: 12 Tokenhouse Yard London UK Postcode: EC2R 7AN	Class of shares allotted Ordinary	Number allotted 1,680
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed [signature] Date 30/4/02

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Lloyds TSB Registrars	
The Causeway Worthing West Sussex BN99 6DA	
ESP/EX-C/AndyG/4188	Tel 01903-833406
DX number	DX exchange

TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 53723

Company name in full PEARSON PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	28	03	2002			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	ORDINARY
Number allotted	2,500		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	302.7p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited a/c ESOS (ID:142CN) Address 12 Tokenhouse Yard London UK Postcode: EC2R 7AN	Class of shares allotted Ordinary	Number allotted 89
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed [signature] **Date** 30/4/02

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager~~ / receiver *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Lloyds TSB Registrars	
The Causeway Worthing West Sussex BN99 6DA	
ESP/EX-C/E4178	Tel 01903-833692
DX number	DX exchange

BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number	53723
Company name in full	PEARSON PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	17	04	2002			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	89		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	572.8p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited a/c ESOS (ID:142CN)	Class of shares allotted	Number allotted
Address 12 Tokenhouse Yard London UK Postcode: EC2R 7AN	Ordinary	2,500
Name	Class of shares allotted	Number allotted
Address UK Postcode		
Name	Class of shares allotted	Number allotted
Address UK Postcode		
Name	Class of shares allotted	Number allotted
UK Postcode		
Name	Class of shares allotted	Number allotted
Address UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form :

igned Wm Cone **Date** 18/4/07

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

ease give the name, address, lephone number and, if available, DX number and Exchange of the rson Companies House should ntact if there is any query.

Lloyds TSB Registrars
The Causeway Worthing West Sussex BN99 6DA
ESP/EXC/AndyG/3911 Tel 01903-833406
DX number DX exchange

TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	53723
Company name in full	PEARSON PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	23	04	2002			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	1,680		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	676.4p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Pearson Quest Limited Address: 80 Strand London UK Postcode: WC2R 0RL	Class of shares allotted Ordinary	Number allotted 1,324
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] Date 18/4/02

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager~~ / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Lloyds TSB Registrars
The Causeway Worthing West Sussex BN99 6DA
ESP/EXC/JN/3934 Tel 01903-833406
DX number DX exchange

BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	53723
Company name in full	PEARSON PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	17	04	2002			

Class of shares *(ordinary or preference etc)*	**ORDINARY**		
Number allotted	172		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	905p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name Pearson Quest Limited Address 80 Strand London UK Postcode: WC2R 0RL	Ordinary	3,810
Name Address UK Postcode		
Name Address UK Postcode		
Name UK Postcode		
Name Address UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed Jim Cone **Date** 3/4/02

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Lloyds TSB Registrars
The Causeway Worthing West Sussex BN99 6DA
ESP/EXC/JN/3689/3722
Tel 01903-833692
DX number DX exchange

TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

02 MAY 22 AM 10: 1?

Return of Allotment of Shares

CHFPO83

Company Number: 53723

Company name in full: PEARSON PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	24	04	2002			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	ORDINARY
Number allotted	283		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	£6.872		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Corporate Nominee Ltd Address The Causeway Worthing West Sussex UK Postcode BN99 6DA	Class of shares allotted Ordinary	Number allotted 1,487
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form :

igned [signature] **Date** 9/4/02

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager~~ / receiver

Please delete as appropriate

ease give the name, address, ephone number and, if available, DX number and Exchange of the rson Companies House should ntact if there is any query.

Lloyds TSB Registrars
The Causeway Worthing BN99 6DA
ESP ExC/JN/3884 Tel 01903-833692
DX number DX exchange

BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	53723
Company name in full	PEARSON PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	24	04	2002			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	115		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	884p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Pearson Quest Limited Address 80 Strand London UK Postcode: WC2R 0RL	Class of shares allotted Ordinary	Number allotted 67
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed John Cesse **Date** 9/4/02

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Lloyds TSB Registrars
The Causeway Worthing West Sussex BN99 6DA
ESP/EXC/JN/3813
Tel 01903-833692
DX number DX exchange

BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 53723

Company name in full PEARSON PLC

1 of 1

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	19	4	2002	|	|	|||

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	100		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	635.00p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
	Class of shares allotted	Number allotted
Hill Samuel Offshore Trust Company Limited-Sharestore Trust PO Box 63 7 Bond Street St Helier Jersey JE4 8PH	Ordinary	125
	Class of shares allotted	Number allotted
Cazenove Nominees Limited A/C SAD 12 Tokenhouse Yard London EC2R 7AN	Ordinary	55
	Class of shares allotted	Number allotted
	Class of shares allotted	Number allotted
	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed Julia Casse Date 9/4/02

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Tel
DX number DX exchange